Exhibit 99.3

Società Sportiva Juve Stabia S.r.l.

Registered office: Via Cosenza – c/o Stadio R. Menti, 80053 Castellammare di Stabia (NA), Italy

Financial Statements as of 31 December 2024 and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023

Statement of Financial Position (Balance Sheet)

Amounts in euro	Note	(Unaudited) 31.12.2024	30.06.2024
Non-current assets	4.1
Intangible assets, net	4.1.1	431.755	5.396
Property, plant and equipment, net	4.1.2	31.722	26.956
Financial assets	4.1.3	1.007.228	7.228
Non-current assets	-	1.470.705	39.580

Current Assets	4.2
Trade and other receivables	4.2.1	2.665.686	454.755
Cash and cash equivalents	4.2.2	550.946	49.496
Restricted cash	4.2.3	152.899	—
Tax assets	4.2.4	4.138	6.934
Deferred assets	4.2.5	216.529	—
Current Assets	-	3.590.198	511.185
Total Assets	-	5.060.903	550.765

Equity	4.3
Share capital	4.3.1	23.000	620.000
IFRS first-time adoption reserve	4.3.2	(258.237)	(258.237)
Other reserves	4.3.3	1.497.000	—
Profits (Losses) carried forward	4.3.4	(5.438.300)	(4.206.702)
Profit (Loss) for the year	4.3.5	(2.248.267)	(1.986.746)
Equity	-	(6.424.804)	(5.831.685)

Non-current liabilities	4.4
Employee benefit obligations	4.4.1	32.046	28.391
Social security and other taxes payable	4.4.2	3.082.986	1.618.364
Loans and advances	4.4.3	27.462	49.949
Tax liabilities	4.4.4	326.351	840.618
Financial liabilities - related party	4.4.5	1.014.852	340.000
Trade and other payables	4.4.6	249.797	225.121
Provision for risks and legal disputes	4.4.7	200.000	200.000
Non-current liabilities	-	4.933.494	3.302.443

Current Liabilities	4.5
Trade and other payables	4.5.1	3.957.391	1.863.460
Social security and other taxes payable	4.5.2	—	861.863
Deferred liabilities	4.5.3	1.770.521	90.000
Loans and advances	4.5.4	127.965	42.224
Tax liabilities	4.5.5	695.685	144.185
Short-term borrowings	4.5.6	651	78.275
Current Liabilities	-	6.552.213	3.080.007
Liabilities and Equity	-	5.060.903	550.765

The accompanying notes are an integral part of these financial statements.

Statement of Comprehensive Income (Loss)

Amounts in euro	Note	(Unaudited) For the Six Months Ended 31.12.2024	(Unaudited) For the Six Months Ended 31.12.2023
Revenues	5	4.442.691	1.804.843
Cost of revenues	6	(5.584.258)	(1.467.451)
Gross profit	-	(1.141.567)	337.392
General and administrative expenses	7	1.888.033	495.708
Depreciation and amortization	8	6.017	5.726
Operating loss	-	(3.035.617)	(164.042)
Finance costs	9	(43.562)	(33.950)
Other income	10	830.912	230.933
Profit (loss) before tax	-	(2.248.267)	32.941
Provision for income taxes	11	—	13.355
Profit (loss) during the period		(2.248.267)	19.586
Other comprehensive income
Items that will not be reclassified to profit or loss		—	—
Items that may be reclassified to profit or loss		—	—
Total other comprehensive income		—	—
Total comprehensive income (loss) during the period		(2.248.267)	19.586

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity

Amounts in euro	Share capital	First-time adoption reserve	Losses carried forward	Other reserves	Profit (loss) for the year	Total equity
Balance at 30.06.2023	620.000	(258.237)	(2.810.662)	—	(1.396.041)	(3.844.940)
Allocation of prior year result	—	—	(1.396.041)	—	1.396.041	—
Profit for the six months ending 31.12.23	—	—	—	—	19.586	19.586
Balance at 31.12.2023 - Unaudited	620.000	(258.237)	(4.206.703)	—	19.586	(3.825.354)

Balance at 30.06.2024	620.000	(258.237)	(4.206.702)	—	(1.986.746)	(5.831.685)
Allocation of prior year results	—	—	(1.986.746)	—	1.986.746	—
Loss for the six months ending 31.12.24	—	—	—	—	(2.248.267)	(2.248.267)
Consideration received related to acquisition		—	—	1.500.000	—	1.500.000
Transactions with owners	155.148	—	—	—	—	155.148
Allocation of reserves to share capital	3,000	—	—	(3,000)	—	—
Capital reduction to cover losses	(755.148)	—	755.148	—	—	—
Balance at 31.12.24 - Unaudited	23.000	(258.237)	(5.438.300)	1.497.000	(2.248.267)	(6.424.804)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

Amounts in euro	(Unaudited) For the Six Months Ended 31.12.2024	(Unaudited) For the Six Months Ended 31.12.2023
Financial statement, indirect method
A) Cash flows from current activities (indirect method)
Profit (loss) during the period	(2.248.267)	19.586
Income tax	—	13.355
Interest payable	43.562	33.950
1) Profit (loss) during the period before income tax, interest, dividends and capital gains/losses from conveyances	(2.204.705)	66.891
Adjustments to non-monetary items that were not offset in the net working capital
Depreciation and amortization	190.971	88.643
Provision for expected credit losses	12.201	10.309
Total adjustments for non-monetary items that were not offset in the net working capital	203.172	98.952
2) Cash flow before changing net working capital	(2.001.533)	165.843
Changes to the net working capital
Increase in trade and other receivables	(2.223.132)	(307.009)
Increase(decrease) in trade and other payables	2.118.607	(145.266)
Increase(decrease) from prepayments and accrued income	(216.529)	5.000
Increase from accruals and deferred income	2.337.523	270.790
Other decreases in net working capital	2.796	6.779
Total changes to net working capital (A)	2.019.265	(169.706)
3) Cash flow after changes to net working capital	17.732	(3.863)
Other adjustments
Interest paid	(43.562)	(33.950)
Income tax paid	(13.355)	—
Total other adjustments	(56.917)	(33.950)
Cash flow from current activities	(39.185)	(37.813)
B) Cash flows from investments
Tangible fixed assets
Payments for property plant and equipment	(9.324)	(4.624)
Intangible fixed assets
Payments for intangible assets	(612.772)	(1.000)
Cash flows from investments (B)	(622.096)	(5.624)
C) Cash flows from financing activities
Loan capital
Proceeds from new loan	760.593	96.456
Repayment of loan	(100.111)	—
Equity
Proceeds from share capital increase	655.148	—
Cash flows from financing activities (C)	1.315.630	96.456
Increase in liquid assets (A ± B ± C)	654.349	53.019
Liquid assets at the start of the period
Bank and post-office deposits	12.697	25.399
Cash and valuables in hand	36.799	3.932
Total liquid assets at the start of the period	49.496	29.331
Liquid assets at the end of the period
Bank and post-office deposits	446.461	32.923
Cash and valuables in hand	104.485	49.427
Restricted cash	152.899	—
Total liquid assets at the end of the period	703.845	82.350

The accompanying notes are an integral part of these financial statement.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

1. Corporate Information

Società Sportiva Juve Stabia S.r.l. (“Juve Stabia” or the “Company”) is a limited liability company (società a responsabilità limitata) incorporated and domiciled in Italy, with registered office in Castellammare di Stabia (Naples), Italy. The Company is registered with the Registro delle Imprese di Napoli under registration number 04246411211.

The Company’s principal activity is the management and operation of a professional football club. Juve Stabia participates in national football competitions organized under the authority of the Federazione Italiana Giuoco Calcio (FIGC) and the Lega Italiana Calcio Professionistico (Lega Pro). The Company’s operations include sports-related activities (such as participation in league and cup matches, youth academy development, and player registrations) as well as commercial activities (including sponsorships, advertising, broadcasting rights, ticketing, and merchandising).

The Company’s home matches are played at the Stadio Romeo Menti in Castellammare di Stabia.

2. Basis of preparation and summary of significant accounting policies

2.1 Basis of Preparation and Accounting Policies

These condensed interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, using the same accounting policies and measurement principles as those applied in the audited IFRS financial statements for the year ended 30 June 2024. They do not include all the disclosures required for full annual financial statements and should therefore be read in conjunction with those statements. All amounts are presented in euro (€), which is the Company’s functional and presentation currency, and are rounded to the nearest unit. The accounting policies applied are consistent with those previously adopted, and there have been no new or amended IFRS standards or interpretations during the six-month period that materially affected the Company’s accounting policies, financial position, or disclosures. Estimates and assumptions used in preparing these condensed interim financial statements are consistent with those applied as of 30 June 2024, and continue to reflect management’s best judgment based on the information available. No foreign currency transactions were undertaken during the period, and accordingly, no exchange gains or losses have been recognized.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.2 Significant estimates

The preparation of the financial statements and related Notes in accordance with IFRS requires management to make estimates, assessments, and assumptions that affect the values of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. The estimates, assessments, and assumptions used are based on experience and other factors considered relevant. Actual results may differ from these estimates. The estimates, assessments and assumptions used are based on experience and other factors considered relevant. The actual results may differ from these estimates. Estimates, assessments and assumptions are reviewed periodically, and the effects of any changes are immediately reflected in the income statement or shareholders’ equity in the period in which the estimate is revised. The most significant financial statement items affected by these uncertainties are players’ registration rights (see Note 2.9), deferred taxes (see Note 2.22), provisions for risks and charges (see Note 2.17), and variable bonuses for registered personnel (see Note 2.23). The areas involving significant estimates are:

●	Estimation of Intangible assets— see Note 4.1.1

●	Estimate of Revenues — see Note 5

●	Estimation of Severance pay (T.F.R), see Note 4.4.1

Management does not consider there to be any significant judgments in the preparation of the financial statements. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

2.3 Related party disclosure

In accordance with IAS 24, related parties include:

●	Shareholders and entities that exercise control or significant influence over the Company.

●	Members of the Board of Directors, key management personnel, and their close family members.

●	Subsidiaries, associates, and jointly controlled entities.

●	Entities in which key management personnel or shareholders hold significant interests.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.3 Related party disclosure (continued)

Transactions with related parties are carried out under normal market conditions and reflect ordinary business operations of the Company. The balances of the statement of financial position and income statement arising from transactions with related parties are shown separately in the financial statements, if significant, and commented on the following sections of the financial statements:

●	Related Party Balances in the Statement of Financial Position –Shareholder loans (non-interest-bearing), see Note no. 4.4.5.

●	Related Party Transactions in the Income Statement –Sponsorships from Related parties, see Note no. 5.2.

●	Key Management Compensation - No loans or advances were granted to members of the Board or management, and no guarantees provided on their behalf.

Additional Disclosures

●	No commitments or contingencies exist in favor of related parties as of 31 December 2024.

●	No transactions have taken place with related parties outside normal business operations.

●	No impairment losses have been recognized on related party receivables.

2.4 Subsequent events

The Company has obtained from the Italian Football Federation (FIGC) the issuance of the National License for the 2024/2025 sporting season, authorizing participation in the Serie B championship (2nd Division), a category achieved following the remarkable victory of the Serie C tournament, in which the team remained at the top of the standings from the beginning to the end of the season. This significant sporting achievement is a key component supporting the Company’s business continuity, providing a solid foundation for future operational stability.

Subsequent to 31 December 2024 and up to the date of approval of these financial statements, the shareholder XX Settembre S.r.l. has continued to provide the Company with subordinated and interest-free shareholder loans, amounting to a total of €1.076.000.

Further, as of the date of preparation of these financial statements, in order to cover the Company’s losses, waivers by creditors of shareholder loans and capital contributions to cover losses have been executed through a notarial deed dated May 20, 2025. As part of this transaction, the Company increased its share capital in the amount of €1.197.233.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.4 Subsequent events (continued)

The overall results recorded during the initial months of the current financial year are consistent with the Company’s business plan and forecasts. These results further support the assessment of the going concern assumption. For a detailed explanation of the factors supporting the going concern assumption, please refer to the dedicated paragraph in Note 2.8 (or the relevant section of the financial statements).

In addition, on June 20, 2025, Brera Holdings PLC, an Irish company listed on the American NASDAQ completed the acquisition of a 52% equity interest in the Company, pursuant to a Share Purchase Agreement (“the XX Settembre Agreement”) with XX Settembre Holding S.r.l. (the “Seller”) dated December 31, 2024. Subsequent to 31 December 2024, the Company received cash consideration amounting to €1,500,000 and shares of Brera Holdings Class B Ordinary Shares valued at €1,000,000.

2.5 Commitments, Guarantees and Contingent Liabilities

In accordance with the disclosure requirements of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets and IAS 1.117, the Company reports the existence of commitments, guarantees and contingent liabilities not recognized in the Statement of Financial Position.

As of 31 December 2024, the Company had received surety guarantees from third parties, issued in favor of various counterparties to secure specific regulatory and sporting obligations. In particular:

●	A surety bond issued by GENERALI ITALIA S.p.A. for €350.000, serving as a guarantee for the Club’s registration in the 2024/2025 Championship.

●	Guarantee received from MPS (escrow agreement) for €611.467 as security for the budget overrun related to the remuneration of registered players for the 2024/2025 season.

These instruments represent off-balance-sheet commitments and do not meet the recognition criteria for liabilities under IAS 37.10–14, as no present obligation exists at the reporting date. Consequently, no provision has been recognized. Management continuously monitors these guarantees and considers the probability of any cash outflow to be remote.

2.6 Going Concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The directors consider that this basis of preparation is appropriate, considering the Company’s current financial position and forecasts.

The football club achieved promotion to Serie BKT following the 2023/2024 season and competed professionally in the 2024/2025 season as well as in the current season. This promotion is expected to significantly boost the club’s finances, with Lega B revenues projected to increase by approximately 20% in the second Serie B season due to the application of the Self-Regulation Code, which grants higher fund disbursements. The Company also recorded a substantial €2.5 million gain in July 2025 from the permanent transfer of a player (Andrea Adorante).

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.6 Going Concern (continued)

The team’s recent achievement of the promotion play-offs and its current 7th-place standing in the Serie B table are anticipated to further facilitate new sponsorships and an increase in matchday ticket sales. Further, the entry of Brera Holdings PLC, an Irish company listed on the American NASDAQ has significantly strengthened the Company’s assets through capital increases, share premium, and the contribution of NASDAQ-listed securities, ensuring an adequate inflow of fresh capital to cover current needs and progressively reduce debt. Furthermore, the shareholders have committed to providing additional capital contributions, if required, to support the timely payment of multi-year installment plans for tax and social security contributions from prior years, which constitute the Company’s essential total liabilities.

Management prepares an annual budget and longer-term strategic plan, including an assessment of cash flow requirements, and continues to monitor actual performance against budget and plan throughout the reporting period. Based on these factors, including prudent assumptions around the men’s first team’s performance, and with reference to the Company’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Company is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Company continues to adopt the going concern basis for preparing the annual financial statements.

2.7 Historical Cost

The financial statements have been prepared on a historical cost basis, unless otherwise stated in the notes to the financial statement.

2.8 New and amended standards and interpretations

Accounting standards, amendments, and interpretations published by the IASB, applicable from July 1, 2023:

●	Amendments to IFRS 17 Insurance Contracts: The new standard establishes the principles for recognition, measurement, presentation, and disclosure of insurance contracts under IAS/IFRS international accounting standards. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents such contracts. This information provides users of financial statements with a basis for assessing the effect that insurance contracts have on the entity’s financial position, financial performance, and cash flows. IFRS 17 was issued in May 2017 and applies to annual periods beginning on or after January 1, 2023.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.8 New and amended standards and interpretations (continued)

●	Amendments to IAS 8 Definition of Accounting Estimates: The amendments are intended to clarify how to distinguish between changes in accounting policies and changes in accounting estimates. In order to provide greater guidance, the amendments clarify that the effects on an accounting estimate of a change in an input or valuation technique are changes in accounting estimates, unless they result from the correction of prior period errors. Furthermore, changes in accounting estimates resulting from new information are not corrections of errors. The amendments are effective from January 1, 2023.

●	Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies: The amendments are intended to support the decision on which accounting policies to disclose in the financial statements. In this regard: the amendments to IAS 1 - Presentation of Financial Statements require disclosure of information on “relevant” (i.e., material) accounting policies, rather than “significant” ones; the amendments to “IFRS Practice Statement 2 - Making Materiality Judgments” aim to provide guidance on how to apply the concept of materiality to disclosures about accounting policies. Disclosures about accounting policies, as required by IAS 1, are material if, taken together with other information included in the financial statements, they are reasonably expected to influence the decisions that primary users of the financial statements make on the basis of those financial statements.

●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The document clarifies how deferred taxes should be accounted for on certain transactions that may generate assets and liabilities of equal amount, such as leases and decommissioning obligations. The amendments are effective from January 1, 2023 (early application is permitted).

●	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback: the document requires the seller-lessee to measure the lease liability arising from a sale and leaseback transaction so as not to recognize any income or loss relating to the retained right of use. The amendments will apply from January 1, 2024, but early application is permitted.

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Noncurrent. The document aims to clarify how to classify debts and other liabilities as current or noncurrent. The amendments are effective from January 1, 2024 (early application is permitted).

Set out below are the recent IAS/IFRS amendments and interpretations, together with newly issued standards and the related European Union endorsement process.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.8 New and amended standards and interpretations (continued)

The following new standards, amendments and interpretations became mandatorily applicable from 1 January 2024. Based on management’s assessment, they did not have any effect on the Company’s financial statements as of 31 December 2024

●	Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback: These amendments specify the requirements that a seller-lessee applies when measuring the lease liability arising in a sale and leaseback transaction. The amendments had no impact on the Company’s financial statements.

●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current: These amendments clarify the criteria for classifying a liability as current or non-current. Following the publication of the October 2022 amendments, if an entity’s right to defer settlement is conditional upon compliance with specified conditions, such conditions affect the existence of the right at the reporting date if the entity is required to comply with the condition on or before the reporting date, but not if compliance is required after the reporting period. These amendments had no impact on the Company’s classification of liabilities.

●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7: These amendments introduce new disclosure requirements in IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures regarding supplier finance arrangements. The amendments had no impact on the Company’s financial statements.

●	IFRS 18 – Presentation and Disclosure in Financial Statements: Issued in April 2024, IFRS 18 replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of the statement of profit or loss. The Company and the Group are currently assessing the impacts of these changes on their financial statements and notes. The standard is applicable for annual periods beginning on or after 1 January 2027.

●	IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments: These amendments clarify the criteria for classification and measurement of financial instruments, including instruments with cash flows linked to ESG-related features, and provide further guidance on derecognition principles when settlement occurs via electronic payments. The amendments are applicable for annual periods beginning on or after 1 January 2026.

●	IFRS 19 – Subsidiaries without Public Accountability: Disclosures: Issued in May 2024, IFRS 19 allows eligible entities to apply reduced disclosure requirements while continuing to apply the recognition, measurement and presentation provisions of other IFRS Accounting Standards.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.9 Summary of significant accounting policies

Multi-year professional football players’ rights

These consist of intangible assets with a finite useful life equal to the duration of the employment contracts signed with the players. The multi-year rights to players’ services are recognized at cost, including any directly attributable ancillary costs, and, where applicable, adjusted to reflect deferred payments over several years.

With reference to the accounting treatment of fees for services provided to the Company by authorized third parties (FIGC agents), in compliance with sector regulations and within the scope of transactions for the acquisition of multi-year rights to players’ services, it is specified that, in the absence of suspensive conditions (e.g., the player’s continued registration with the Company), such fees are capitalized, as they represent ancillary costs directly attributable to the definitive acquisition of the multi-year right. Conversely, they are recognized in the income statement when they are conditional upon the player’s continued registration with the Company or relate to services provided for the temporary acquisition or disposal (definitive or temporary) of such rights.

Fees for services provided in connection with the renewal of an employment contract are capitalized only when they are not conditional upon the player’s continued registration with the Company. In assessing going concern, the Directors also take into account the possible future financial effects that may arise from the occurrence of conditions linked to such fees.

The multi-year rights to players’ services are amortized on a straight-line basis over the duration of the contracts signed with the individual professional players. The original amortization schedule may be extended in the event of an early renewal of the contract. For players registered as “giovani di serie” (youth players), amortization is carried out over five years on a straight-line basis, while for those registered under an apprenticeship contract, amortization is based on the contractual term itself.

Multi-year rights to players’ services are recognized at the time when control of the right is transferred.

Temporary acquisitions and disposals of players’ rights, where lasting more than 12 months, are accounted for in accordance with IFRS 16. This does not apply in cases where temporary acquisition contracts include clauses providing for a mandatory purchase obligation upon the occurrence of specific events (e.g., the player’s first appearance in a season), which are already considered virtually certain at the transfer date. In such cases, multi-year rights to players’ services are recognized within intangible assets at acquisition cost, including any ancillary charges, and, where applicable, adjusted to reflect deferred payments over several years. Similarly, in cases where temporary disposal contracts include clauses providing for a mandatory transfer obligation upon the occurrence of specific events already deemed virtually certain at the transfer date, the multi-year rights to players’ services are derecognized from non-current assets and, where applicable, the related economic effects are recognized as the difference between the net disposal proceeds and the carrying amount of the asset.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.9 Summary of significant accounting policies (continued)

Where indicators of impairment of multi-year rights to players’ services arise (for example, significant injuries, or market and contractual conditions that effectively prevent the transfer of players no longer aligned with the technical project), the residual carrying amount is written down accordingly.

Impairment of multi-year rights is also recognized when such rights are disposed of after the reporting date but before the approval of the financial statements, at an amount lower than their carrying value, where the terms of such disposals highlight a reduction in the value in use/recoverable amount of the multi-year rights already evident at the reporting date.

2.10 Other Intangible Assets and Leases

Other intangible assets, whether acquired externally or generated internally, are recognized as assets in accordance with IAS 38 (Intangible Assets) when they are controlled by the Company, are expected to generate future economic benefits, and their cost can be measured reliably.

Such assets are measured at acquisition and/or production cost and, if they have a finite useful life, are amortized on a straight-line basis over their estimated useful life, taking into account the expected residual value, and are written down in the presence of impairment losses.

As of 31 December 2024 and 30 June 2024, intangible assets mainly include:

●	Software licences

●	Patent rights

●	Multi-year registration rights of professional football players

Amortization is recorded over the estimated useful lives of the assets as follows:

o	Software: 5 years

o	Patent rights: 5 years

o	Player registration rights: over the term of the players’ contracts, usually 3 to 5 years

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.10 Other Intangible Assets and leases (continued)

IFRS 16 Leases establishes the principles for the recognition, measurement, presentation, and disclosure of lease contracts. The standard requires lessees to account for all leases using a single on-balance sheet accounting model, similar to the previous treatment for finance leases under IAS 17. At the commencement date of a lease, the lessee must recognise a lease liability (representing the obligation to make future lease payments) and a Right-of-Use (ROU) asset (representing the right to use the underlying asset over the lease term).

●	Lessees are required to recognize interest expense on the lease liability and depreciation expense on the Right-of-Use asset separately in the profit or loss.

●	Lessees must reassess and remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, or a change in future lease payments resulting from a change in an index or rate). The difference from the remeasurement of the lease liability is generally recognized as an adjustment to the Right-of-Use asset.

IFRS 16 includes two practical expedients (exemptions) that lessees may elect to apply to avoid the full on-balance sheet model:

1.	Low-value assets (e.g., personal computers, small office furniture).

2.	Short-term leases (i.e., leases with a term of 12 months or less).

The Company has not agreements in place that require the IFRS 16 accounting but only one-off rentals (vehicles for the transportation of the team to matches outside the hometown) or short-term leases with a term of less than 12-months.

2.11 Property, Plant and Equipment

Property, plant and equipment are recognized at acquisition and/or production cost, net of accumulated depreciation and any impairment losses. Cost includes all expenses directly incurred to bring the asset to its intended use. Ordinary maintenance and repair costs are charged directly to the income statement in the period in which they are incurred, whereas costs of an incremental nature are capitalized.

Depreciation is calculated on a straight-line basis from the date the asset is available and ready for use, over the estimated useful life of the asset, according to the following rates:

The residual value and useful life of property, plant and equipment are reviewed annually and updated where necessary at each reporting date. Assets are also periodically tested for impairment. When an impairment loss no longer exists or decreases, the carrying amount of the asset is reinstated to its recoverable amount, but not above the amount that would have been determined had no impairment been recognized. The reversal of an impairment loss is recognized in the income statement when it is considered definitive.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.11 Property, Plant and Equipment (continued)

Gains and losses arising from the disposal of property, plant and equipment are recognized in the income statement and determined as the difference between the net disposal proceeds and the carrying amount of the asset.

Where an impairment loss is identified, irrespective of the amortization already recognized, the asset is written down accordingly. If, in subsequent periods, the reasons for the impairment no longer apply, the asset’s carrying amount is reinstated up to its original value, adjusted only for the depreciation/amortization that would have been recorded.

Ordinary maintenance costs are expensed in the period in which they are incurred, while costs that increase the value or extend the useful life of the asset are capitalized and amortized over the remaining useful life of the related asset.

Composition:

The property, plant, and equipment, net, includes

●	General plant and machinery

●	Furniture

●	Electronic equipment

●	Equipment

●	Motor vehicles

Depreciation is calculated on a straight-line basis by applying the following annual rates to the cost of the assets:

Asset category	Depreciation rate (%)
Headquarters improvement	15.00%
General plant and machinery	15.00%
Equipment	15.00%
Furniture	12.00%
Electronic equipment	20.00%
Motor vehicles	15.00%

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.12 Financial Assets

Financial assets classified as security deposits are measured at amortized cost in accordance with IFRS 9 – Financial Instruments, as they are held to collect contractual cash flows and the cash flows represent solely payments of principal and interest (SPPI test).

Financial assets classified at fair value through profit and loss include equity investments in other companies. These instruments are managed on a fair value basis and do not meet the criteria for amortized cost, as their cash flows do not represent solely payments of principal and interest (SPPI test), and the Company has not elected to present changes in fair value through other comprehensive income. Accordingly, they are measured at fair value through profit or loss in accordance with IFRS 9.

2.13 Trade and other receivables

Trade and other receivables are classified and measured in accordance with IFRS 9 – Financial Instruments. They are initially recognized at fair value and subsequently measured at amortized cost, less an allowance for expected credit losses (ECL).

The Company applies the simplified approach permitted by IFRS 9 for measuring ECL, which requires recognition of lifetime expected losses on all trade receivables. Impairment losses are recognized in profit or loss and presented as a deduction from trade receivables.

Regular assessments are carried out to verify whether there is objective evidence that financial assets, either individually or within a group of assets, may have suffered an impairment loss. Where such evidence exists, the impairment loss is recognized as an expense in the income statement for the period. Unless otherwise indicated, the carrying amount approximates fair value.

Expected Credit Loss (ECL) Assessment

As of year-end, management has assessed the recoverability of trade receivables in accordance with IFRS 9 – Financial Instruments. Under IFRS 9, paragraphs 5.5.15–5.5.20, entities are required to apply the Expected Credit Loss (ECL) model for trade receivables. For receivables without a significant financing component, the simplified approach is applied, requiring recognition of lifetime expected credit losses.

In line with IFRS 9.B5.5.35, entities may apply a provision matrix or other practical expedients to estimate ECL. While the Company does not operate a provision matrix based on 30/60/90 day ageing, management has exercised judgment as allowed by IFRS 9.B5.5.17, which requires consideration of forward-looking information and historical loss experience. Based on this assessment, trade receivables outstanding for more than 12 months have been considered unlikely to be recovered and were therefore written off against the allowance for expected credit losses as of 31 December 2024 and 30 June 2024 or allocated against the First time adoption reserve as of July 1, 2022 should be related to prior periods.

Other receivables, though not settled as of the reporting date, are still considered collectible, and thus no additional impairment adjustment has been made. In line with IFRS 9.3.3.1, a financial asset is derecognized when the contractual rights to the cash flows expire or when the asset is no longer enforceable.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.14 Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and other short-term, highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, in accordance with IAS 7 – Statement of Cash Flows. As of 31 December 2024 and 30 June 2024, cash and cash equivalents consist mainly of balances held in current bank accounts.

Restricted cash:

Restricted cash consists of amounts that are not available for general use by the Company due to legal or contractual restrictions. These funds are typically held in escrow and is presented separately from cash and cash equivalents on the statement of financial position when material. The changes in restricted cash are included in the reconciliation of total liquid assets in the statement of cash flows.

Negative balances:

Certain bank current accounts were in overdraft (negative balances) as of 31 December 2024 and 30 June 2024. In accordance with IAS 32 and IAS 7, these negative balances do not meet the definition of cash and cash equivalents and have therefore been reclassified to current liabilities under “Short-term borrowings”. Only positive balances are presented as cash and cash equivalents in the statement of financial position.

2.15 Deferred assets

Deferred assets include deposits, advance payments, and other expenditures that provide future economic benefits extending beyond the current reporting period. These are recognized at cost and represent amounts paid in advance for goods and services to be received in future periods, or refundable security deposits.

●	Prepayments are expensed in profit or loss when the related goods or services are received.

●	Deposits are classified as financial assets measured at amortized cost under IFRS 9, as they are held to collect contractual cash flows and the cash flows represent solely payments of principal and interest.

2.16 Loans and Other Financial Liabilities, Trade Payables and Other Payables

Loans and other financial liabilities, bank overdrafts, trade payables and other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Unless otherwise indicated, the carrying amount approximates fair value.

Liabilities are measured at amortized cost, considering the time factor. Where the contractual interest rate of a transaction is not significantly different from the market rate, the liability is initially recognized at its nominal value, net of directly attributable transaction costs, premiums, discounts and allowances arising from the transaction. Such transaction costs – including ancillary charges for obtaining financing, any fees and commissions, and any difference between the initial and nominal value at maturity – are allocated over the life of the liability using the effective interest method.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.16 Loans and Other Financial Liabilities, Trade Payables and Other Payables (continued)

Where the contractual interest rate of a transaction is significantly different from the market rate, the liability (and the corresponding cost in the case of commercial transactions) is initially recognized at the present value of future cash flows, taking into account directly attributable transaction costs. The discount rate applied to future cash flows is the market rate at the date of initial recognition.

They are initially recognized at fair value and subsequently measured at amortized cost in accordance with IFRS 9 – Financial Instruments, unless another specific IFRS applies. They are presented in accordance with IAS 1 – Presentation of Financial Statements based on their nature and expected timing of settlement.

The carrying amount of liabilities is subsequently reduced by amounts paid, whether principal or interest. The Company considers the effects arising from the application of amortized cost and discounting as immaterial where the maturity of the liabilities is within 12 months, taking into account all contractual and substantive considerations existing at the time of initial recognition, and where the transaction costs and any difference between the initial and nominal value at maturity are not material. In such cases, discounting is omitted, and interest is recognized at nominal value, while transaction costs are capitalized under other intangible assets and amortized on a straight-line basis over the term of the liability as an adjustment to nominal interest expense.

2.17 Provisions

Provisions are recognized only when a present obligation (legal or implicit) exists as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions represent the most reliable discounted estimate of the amount required to settle the obligation. The discount rate used to determine the present value of liability reflects current market rates and assessment of the risk specific to each liability.

Contingent liabilities, where the occurrence of an outflow is only possible, are disclosed in the notes without recognizing a provision. Provisions are generally charged to the income statement under the relevant cost categories. Where such direct correlation is not feasible, provisions for risks and charges are recorded in the appropriate income statement captions.

2.18 Revenues and other incomes

Revenue is recognized in accordance with IFRS 15 – Revenue from Contracts with Customers, which requires revenue to be recognized when (or as) the Company satisfies a performance obligation by transferring a promised good or service to a customer. Revenues are measured at the transaction price, which is the amount of consideration the Company expects to be entitled to in exchange for transferring the promised goods or services, excluding VAT and similar indirect taxes. Revenues are presented net of discounts, bonuses, and returns.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.18 Revenues and other incomes (continued)

The Company has identified the following main categories of revenue typical of football sector activities:

●	Sponsorship and advertising income – Revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as all the obligations are satisfied evenly over time (i.e. on a straight-line basis). Revenues deriving from the sale of television rights and revenues deriving from the signing of sponsorship contracts must generally be allocated to the year in question according to the so-called “physical time” criterion, i.e. allocating the revenue in exact proportion to the period for which the year is due. In the case of annual contracts with a fixed fee, the consideration will be accounted for in full at the time of issuing the invoice or collection and will be included in the Income Statement for the year in question for the total amount. If the sponsorship contract provides for variable fees linked to the achievement of certain results, during the year, the fees are invoiced or collected for the part of the fixed portion. With regard to the variable part, it should be noted that, if at the end of the year the team has obtained the sporting results provided for in the contract, i.e. the condition precedent to which the recognition of the variable part of the consideration is subject is met, even if this variable portion will constitute income for the year, regardless of whether the relevant invoice has been issued or the related credit has been collected. At the end of the year, a deferred income must be recognized, in the event that an amount of consideration greater than the portion pertaining to the year has been invoiced or collected, or a receivable for invoices to be issued, in the event that during the year an amount of consideration lower than the portion pertaining to the year has been invoiced.

●	Ticketing and matchday income - The balance includes revenues deriving from the sale of tickets and season tickets. Juve Stabia offer single game tickets, group tickets and various full and partial season ticket packages. The football club utilizes a variable and dynamic pricing strategy to manage differences in demand and to help drive attendance and eliminate the perceived difference in value for certain games, which is often exploited in the secondary market. Revenue is recognized when each performance obligation is satisfied i.e. sale of tickets, merchandising etc.

●	Broadcasting/television rights - Represents revenue receivable from all broadcasting contracts. Match revenues, broadcasting rights and media income are recognized with reference to the period in which the performance obligation is satisfied, which coincides with the playing of the match. Season ticket revenues collected at the end of the season preceding the relevant one are deferred and recognized in the income statement on the same basis.

●	Store and merchandising revenues (whether settled in cash or value in kind) - comprises revenue receivable from the licensing and promotion of the Juve Stabia brand through sponsorship and other commercial agreements, including minimum guaranteed revenue.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.18 Revenues and other incomes (continued)

●	Contributions and public grants - The contributions paid to football clubs by the relevant League that is, the official governing body responsible for organizing the championship in which the Club participates (e.g. Lega Pro for Serie C) constitute contributions in an operating account that must be recognized on an accrual basis at the time when the right to the relevant payment is acquired. The settlement of these contributions takes place through the “League c/championship” account, which acts as a “clearing house” of credits and debts between football clubs and the competent League.

●	Player transfer rights – Revenue from the management of player rights arising from the disposal of multi-year rights to players’ services is recognized when control of the transferred right is transferred. Revenue from player management relating to the temporary disposal of multi-year rights to players’ services is recognized at the time of the player’s transfer and is deferred on a pro-rata basis over the relevant period.

All revenue streams are classified as operating revenues in the statement of profit or loss.

2.19 Costs

Costs are recognized on an accrual basis and recorded net of returns, discounts, allowances and rebates.

2.20 Salaries and Variable Bonuses for Players

Salaries payable to registered personnel are recognized based on the services rendered. Variable remuneration linked to the achievement of team sporting results (such as qualification for European competitions) and/or individual performance (such as number of appearances, goals scored, assists, squad retention (“loyalty bonus”), etc.) is recognized in the income statement when there is a legal or constructive obligation, based on the probable fulfilment of the contractually defined conditions. The Company generally identifies this point in time with the occurrence of the contingent event.

2.21 Finance Income and Expenses

Finance income and expenses are recognized in the income statement on an accrual basis. In particular, interest income and expenses are recognized using the effective interest method, which allocates interest over the relevant period by applying the effective interest rate to the outstanding carrying amount of the financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments over the expected life of the financial instrument to the carrying amount of the financial asset or liability.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

2. Basis of preparation and summary of significant accounting policies (continued)

2.22 Income Taxes

Income taxes for the year comprise current and deferred taxes.

Current taxes include all taxes calculated on the Company’s taxable income for the year and are determined on the basis of a reasonable estimate of the tax charges to be paid, in accordance with applicable tax legislation.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases, using the tax rates that are expected to apply when the temporary differences reverse. Deferred tax liabilities are generally recognized for all taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that taxable profits will be available in the future against which deductible temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered. Deferred taxes are recognized in the income statement, except for those relating to items recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

2.23 Uncertain tax position

As of 31 December 2024, the ordinary statute of limitations for the assessment of IRES (Imposta sul Reddito delle Società – the Italian corporate income tax) and IRAP (Imposta Regionale sulle Attività Produttive – the regional tax on productive activities) has expired for all fiscal years up to and including June 30, 2018. Furthermore, the Company confirms that, as of the date of these financial statements, there are no ongoing tax audits or investigations by any tax authority. Consistent with this position and the effective application of tax law to date, the Company has determined that there are no material uncertain tax positions requiring recognition or disclosure under the mandates of IAS 1 Presentation of Financial Statements and IAS 12 Income Taxes, as guided by the application requirements of IFRIC 23 Uncertainty over Income Tax Treatments.

2.24 Information relating to operating performance by business segment and geographical area (“Segment Information”)

Pursuant to IFRS 8, it should be noted that the Company’s primary business segment is participation in national and international soccer competitions; consequently, the economic and financial components of the financial statements are essentially attributable to this type of activity. Furthermore, all the Company’s activities are carried out at the national level.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

3. Risks Related to Our Business

●	Contextual risks – Risks related to general economic conditions

The Company’s economic, financial and equity situation is influenced by the overall state of the economy. Should the current weakness and uncertainty of the Italian economy persist and/or deteriorate further, the Company’s activities and prospects could be adversely affected, especially with respect to sponsorships, stadium revenues, and other commercial activities aimed at supporters.

●	Risks related to the sponsorship market

Periods of economic weakness and uncertainty may adversely affect the sponsorship market and advertising activities in general, with potential negative impacts on the Company’s economic, financial and equity position.

●	Risks related to financial requirements

The Company’s financial position depends on several factors, including both sporting and economic performance as well as general economic conditions in the industry. In line with its risk management policy, the Company maintains a low level of bank credit lines to avoid or mitigate financial stress. At present, however, the Company relies significantly on funding from its majority shareholder, although in the medium term it aims to reduce such dependence.

●	Risks related to the ability to attract and retain human capital

The achievement of sporting and financial results also depends on the Company’s ability to attract and/or retain high-quality managers, players, and technical staff, which requires salaries in line with the main competitors in the sector. The inability to retain key professionals could negatively impact the Company’s growth prospects.

3.1 Process Risks

●	Risks related to participation in sporting competitions

Economic revenues are significantly affected by the level of competition in which the Company participates; promotion to a higher division or relegation to a lower one has materially positive or negative consequences on the Company’s economic and financial performance.

●	Risks related to the transfer market

The Company’s economic and financial results are also influenced by transactions carried out during the transfer market period. Any difficulties in executing transactions in line with the sporting strategy may negatively affect the Company’s financial position. Like other football clubs, failure to optimize the roster—including the presence of players unwilling to transfer despite not fitting into the technical or strategic plans—can lead to unexpected or excessive costs, amortization, and salaries.

●	Risks related to sporting activity

The Company’s main productive factor is represented by the players’ performances. As such, sporting activity is subject to risks related to players’ physical condition; injuries or accidents may significantly impact the Company’s economic and financial performance at any stage of the season.

●	Risks related to digital media

Despite careful management of relations with the media, the uncontrolled spread of information via digital platforms may adversely affect the image of the Company, its directors, managers, and registered members, with possible negative consequences on its economic and financial situation.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

3. Risks Related to Our Business (continued)

3.1 Process Risks (continued)

●	Risks related to stadium management

The Company plays its home matches in a stadium owned by the Municipal Administration, under an operational agreement for the 2024/2025 sports season. The Company is exposed to risks linked to the stadium structure and surrounding public areas (including parking areas), which may result in unforeseen costs in case of damage or vandalism beyond the Company’s control.

●	Risks related to public behavior and strict liability

Under the principle of “objective liability” in sports regulations, the Company may incur sanctions (sporting and/or financial) for actions committed by its members or supporters. While appropriate procedures have been implemented, external factors may still lead to sanctions (e.g., stadium bans, sector closures) resulting in reduced revenues and extraordinary costs.

●	Risks related to unlawful conduct by members

In line with the principle of objective liability, the Company cannot exclude future sanctions from sports authorities for unlawful conduct by its members beyond the Company’s control, despite measures already implemented to prevent such events.

3.2 Compliance Risks

●	Risks related to Financial Fair Play and regulatory requirements

Football clubs are required to meet economic, financial, and equity parameters to access and remain in national competitions. In Italy, these are governed by the Licenze Nazionali system and, since the 2015/2016 season, by the Financial Fair Play regulations. Compliance with these parameters is necessary to participate in professional championships. Although the Company obtained the Licenza Nazionale for the 2023/2024 season, it cannot be excluded that new or additional requirements may arise in the future, which could require further shareholder support to maintain compliance.

●	Risks related to pending disputes

The Company, with the assistance of its legal advisors, constantly manages and monitors all ongoing disputes, and based on the expected outcome recognizes provisions for risks where necessary.

●	Risks related to potential tax litigation

Given the specific nature of the sector, differing interpretations of certain transactions (including those related to the transfer market) could give rise to future challenges by the Tax Authorities, with potential negative effects on the Company’s economic and financial position.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

3. Risks Related to Our Business (continued)

3.3 Financial Risks (continued)

The main financial risks associated with the ordinary course of Juve Stabia’s operating activities can be summarized as follows:

●	Credit risk

The company has appropriate procedures to minimize this risk exposure. Specifically, money owed by Italian football clubs is guaranteed via the Serie B clearing house mechanism; money owed by foreign football clubs is, in some cases, secured by bank guarantees or other assurances from the counterparty; and money from audiovisual rights contracts is indirectly supported by guarantees given to the Serie B League by the rights’ winners. Unsecured trade receivables are monitored constantly, and the Company manages and assesses collection risks, partly by booking an adequate bad debt provision.

●	Risks related to interests on short term borrowing and debt

The components of financial debt that contribute to determining the financial position as of each fiscal period presented, stem from the balances of short-term borrowing, tax and social contributions long term payback plans (“rateizzi”), medium-term loan subscribed with certain banking institutions. Although all terms (including interest rates) are set forth in the contracts or in the regulation (with regards to the (“rateizzi”), Management constantly monitors the effects that an unexpected and unfavorable change in interest rates could generate on the income statement and on equity.

●	Liquidity risk

Represents the risk that available financial resources may be insufficient to cover maturing obligations. The Company manages liquidity risk by maintaining the overall amount of credit facilities granted by primary banking institutions at a level considered suitable to avoid situations of financial strain and sufficient to meet the needs of operating and investing activities. For further information on credit facilities, please refer to Note 4.5.

4 Comments on the main components of the Statement of the Financial Position

4.1 Non-current assets

As of 31 December 2024 and 30 June 2024, non-current assets amounted to €1.470.705 and €39.580, respectively. Details are as follows:

Amounts in euro	31.12.2024	30.06.2024
Financial assets	1.007.228	7.228
Intangible assets	431.755	5.396
Property, plant and equipment (PPE), net	31.722	26.956
Total Non-current assets	1.470.705	39.580

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.1.1 Intangible Assets

The composition of the intangible assets are as follows:

Amounts in euro	31.12.2024	30.06.2024
Capitalized software	11.824	3.263
National professional football players	419.931	2.133
Total Intangible Assets	431.755	5.396

As of 31 December 2024 and 30 June 2024, intangible assets amounted to €431.755 and €5.396, respectively. The balance is mainly represented by capitalized software and multi-years players rights.

Capitalized software continues to be amortized on a straight-line basis, with a residual carrying amount of €11.824 and €3.263 as of 31 December 2024 and 30 June 2024, respectively. During the year, new multi-year professional football player’s contracts were also recognized. These are recorded at cost and are amortized over the duration of the respective agreements.

The Company applies impairment testing in accordance with IAS 36. During the six months ended 31 December 2024 and 2023, there is no impairment recognized on multi-year professional football players’ contracts.

Amounts in euro	Cost	Accumulated Amortization	Net Book Value
Patent rights and use of intellectual works	17.800	(17.800)	—
Capitalized software	14.591	(2.767)	11.824
Multi-years players rights	603.000	(184.536)	418.464
“Pierobon Cristian” (player contract)	2.000	(783)	1.217
“Candellone Leonardo” (player contract)	1.000	(750)	250
Total as of 31.12.2024	638.391	(206.636)	431.755

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.1.1 Intangible Assets (continued)

Amounts in euro	Cost	Accumulated Amortization	Net Book Value
Patent rights and use of intellectual works	17.800	(17.800)	—
Capitalized software	4.571	(1.308)	3.263
Multi-years players rights	413.333	(413.333)	—
“Pierobon Cristian” (player contract)	2.000	(367)	1.633
“Candellone Leonardo” (player contract)	1.000	(500)	500
Total as of 30.06.2024	438.704	(433.308)	5.396

4.1.2 Property, Plant and Equipment (PPE)

As of 31 December 2024 and 30 June 2024, the net book value of property, plant and equipment amounted to €31.722 and €26.955. The balance mainly relates to generic plants, furniture, electronic office machines and miscellaneous equipment. During the six months ended 31 December 2024, the Company capitalized headquarters improvements, electronic office machines, and miscellaneous equipment totaling €8.685. Depreciation has been recognized in line with IAS 16 based on the assets’ useful lives. Vehicles are fully depreciated at the reporting date.

The rollforward analysis of PPE as of 31 December 2024 is as follows:

Amounts in Euro	Cost	Accumulated depreciation	Net book value
Headquarters improvements	5.005	(612)	4.393
Generic plants	90.442	(84.827)	5.615
Furniture	30.309	(23.842)	6.467
Electronic office machines	43.884	(39.069)	4.815
Miscellaneous equipment	349.395	(338.963)	10.432
Vehicles	21.800	(21.800)	—
Total PPE as of 31.12.2024	540.835	(509.113)	31.722

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.1.2 Property, Plant and Equipment (PPE) (continued)

The rollforward analysis of PPE as of 30 June 2024 is as follows:

Amounts in Euro	Cost	Accumulated depreciation	Net book value
Headquarters improvements	2.525	(208)	2.317
Generic plants	90.442	(83.530)	6.912
Furniture	30.309	(22.889)	7.420
Electronic office machines	39.926	(38.374)	1.552
Miscellaneous equipment	346.745	(337.991)	8.754
Vehicles	21.800	(21.800)	—
Total PPE as of 30.06.2024	531.747	(504.792)	26.955

4.1.3 Financial Assets

Financial assets amounted to €1.007.228 and €7.228 as of 31 December 2024 and 30 June 2024, respectively and consist entirely of:

Amounts in euro	31.12.2024	30.06.2024
Financial asset at fair value through profit and loss	1.000.000	—
Security deposits on lease contracts	7.228	7.228
Financial assets	1.007.228	7.228

Security deposits on lease contracts includes deposits paid to landlords for the lease of facilities used by the Company.

Pursuant to a Share Purchase Agreement (“the XX Settembre Agreement”) with XX Settembre Holding S.r.l. (the “Seller”), Brera Holdings PLC agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through the Company through share capital and reserve increases in the Company occurring between December 2024 and June 2025. The consideration consists of both payments of cash and issuances of Brera Holdings PLC’s Nasdaq-listed shares in a multi-step process. Financial asset at fair value through profit and loss pertains to the non-cash consideration received from Brera Holdings PLC pursuant to the Share Purchase Agreement dated December 31, 2024. (see Note 4.3.4)

These amounts are classified as non-current assets as they are expected to be recovered after more than twelve months from the reporting date.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.2 Current Assets

As of 31 December 2024 and 30 June 2024, current assets amounted to €3.590.198 and €511.185, respectively, and are composed as follows:

Amounts in euro	31.12.2024	30.06.2024
Trade and other receivables	2.665.686	454.755
Cash and cash equivalents	550.946	49.496
Restricted cash	152.899	—
Tax assets	4.138	6.934
Deferred assets	216.529	—
Current Assets	3.590.198	511.185

4.2.1 Trade and Other Receivables

As of 31 December 2024 and 30 June 2024, trade and other receivables mainly include trade balances from customers, invoices to be issued (including toward football clubs), advances, amounts due from football institutions (Lega/Sky rights, Lega Pro current account), ticketing channels, INPS reimbursements, and a tax credit (art. 1 DL 66/2014). Balances are measured at amortized cost and presented net of the allowance for expected credit losses.

As of reporting date, management has assessed the recoverability of trade receivables in accordance with IFRS 9 – Financial Instruments. Based on this assessment, trade receivables outstanding for more than 12 months, have been considered prudentially unlikely to be recovered and were therefore written off against the allowance for expected credit losses. Other receivables, though not settled as of the reporting date, are still considered collectible, and thus no additional impairment adjustment has been made. During the six months ended 31 December 2024, the Company recorded an additional allowance for expected credit losses amounting to €12.201 and is recognized in profit and loss. Furthermore, the Company written off allowance for credit losses amounting to €102.473 during the six months ended 31 December 2024. No receivables have been pledged as security for liabilities.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.2.1 Trade and Other Receivables (continued)

Amounts in euro	31.12.2024	30.06.2024
Accounts receivables (gross)	467.128	325.471
Less: Allowance for expected credit losses – customers	(31.850)	(122.122)
Accounts receivables (net)	435.278	203.349
Receivables from the League	1.745.204	20.212
Invoices to be issued	147.200	30.906
Receivables from third parties FPR subscriptions	144.369	0
Ticket sales points	86.358	10.346
Miscellaneous advances	57.978	14.319
Receivables from FIGC	25.826	—
INPS for reimbursements	17.318	29.150
Other receivables	6.155	—
Tax credit under art.1 DL 66/2014	—	76
Credit notes to be received from suppliers	—	34.449
Invoices to be issued toward football clubs	—	81.377
Lega Pro – Championship current account	—	30.571
Trade and other receivables	2.665.686	454.755

4.2.2 Cash and Cash Equivalents

As of 31 December 2024 and 30 June 2024, cash and cash equivalents amount to €550.946 and €49.496 respectively. Such balances include cash held at the Company’s premises and available balances with credit institutions. All balances are readily available for use and are not subject to restrictions at the reporting date. Cash and cash equivalents are measured at nominal value, which approximates fair value due to their short-term nature.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.2.2 Cash and Cash Equivalents (continued)

Amounts in euro	31.12.2024	30.06.2024
Cash on hand	104.485	36.799
Banca di credito cooperativo	34.057	12.114
Banca di credito cooperativo	412.404	—
Banca di Credito Popolare	—	583
Total	550.946	49.496

4.2.3 Restricted Cash

As of 31 December 2024 the Company held €152.899 in restricted cash related to an escrow agreement entered into on 9 August 2024. These funds are held by a third-party escrow agent and are restricted for use pursuant to the escrow agreement in Note 2.5.

4.2.4 Tax Assets

As of 31 December 2024 and 30 June 2024, Tax assets amounted to €4.138 and €6.934, respectively. These balances represent amounts recoverable from the tax authorities and mainly consist of withholding tax credits, tax refunds, and receivables recognized under specific law provisions.

Amounts in euro	31.12.2024	30.06.2024
Tax authority – 730 withholding tax refunds	3.078	3.078
VAT on purchases in suspension	550	—
Receivables from Tax Authorities – withholding taxes suffered	434	434
Tax credit under art.1 DL 66/2014	76	—
Law Decree 03/2020	—	3.422
Total Tax Assets	4.138	6.934

4.2.5 Deferred Assets

This account includes advances paid to suppliers for services not yet rendered as of the reporting date. As of 31 December 2024, deferred assets amounted to 216.529, while no such balance was recorded as of 30 June 2024.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.3 Equity

Equity represents the residual interest in the assets of the Company after deducting all liabilities, in accordance with IAS 32.11. Share capital is recognized at the nominal value of shares issued and fully paid.

●	Reserves represent amounts set aside from profits or other sources as required by law or by the shareholders’ resolutions.

●	Profits (losses) carried forward represent accumulated results of prior years not distributed to shareholders.

●	Profit (loss) for the year represents the result of the current year as per the statement of profit or loss and other comprehensive income.

Amounts in euro	31.12.2024	30.06.2024
Share capital	23,000	620.000
IFRS first-time adoption reserve	(258.237)	(258.237)
Other reserves	1.497.000	—
Profits (losses) carried forward	(5.438.300)	(4.206.702)
Profit (loss) for the year	(2.248.267)	(1.986.746)
Total Equity	(6.424.804)	(5.831.685)

4.3.1 Share capital

The Company’s share capital amounts to €23,000 and is fully subscribed and paid in. Changes in share capital during the six months ended 31 December 2024 includes reduction of share capital used to cover losses amounting to €600,000 and contributions from owners of €3,000 presented in the statement of changes in shareholders’ equity.

There were no changes in the share capital during the six months ended 31 December 2023.

4.3.2 IFRS first-time adoption reserve

This reserve of (€258.237) originates from the transition from Italian accounting standards (OIC) to IFRS as of 1 July 2022, in accordance with IFRS 1 – First-time Adoption of IFRS.

It mainly reflects the derecognition of assets previously recognized under OIC but not eligible under IFRS, including:

●	the derecognition of internally generated brand value (€3.700.000)

●	the derecognition of improvements made to the stadium (€1.402.000), which no longer met the definition of an asset due to expired contracts. These adjustments were recognized directly in equity as of the date of transition in accordance with IFRS 1.11.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.3.2 IFRS first-time adoption reserve (continued)

For the full disclosure of the effects stemming from the adoption of the International Financial Reporting Standards (IFRS 1 – First-time Adoption of IFRS) please refer to the paragraph “12. Transition to IFRS”.

4.3.3 Other reserves

As of 31 December 2024 and 2023, other reserves amounted to €1.497.000 and nil, respectively. This includes cash and non-cash considerations received from Brera Holdings PLC related to the acquisition amounting to €1.500.000 during the six months ended 31 December 2024. These reserves may be utilized to offset future accumulated losses.

During the six months ended 31 December 2024, a portion amounting to €3.000 was reclassified to share capital. The remaining balance continues to be retained to cover potential future losses.

4.3.4 Profits (Losses) carried forward

The amount of (€5.438.300) as of 31 December 2024 represents the accumulated losses from prior periods, carried forward from the previous financial statements prepared under IFRS as of 30 June 2024, net of share capital reduction to cover losses during the period. The amount of (€4.206.702) as of 30 June 2024 represents the accumulated losses from prior years, carried forward from the previous financial statements prepared under IFRS as of 30 June 2023. These include the cumulative effect of prior year results and adjustments made during the transition to IFRS.

4.3.5 Profit (Loss) for the year

The net loss for the six months ended 31 December 2024 and for the year ended 30 June 2024 amounted to (€2.248.267) and (€1.986.746), respectively, as reported in the statement of profit or loss and statement of changes in shareholders’ equity. This amount will be reclassified to “losses carried forward” at the start of the following financial year.

As of the date of preparation of these financial statements, in order to cover the Company’s losses, waivers by creditors of shareholder loans and capital contributions to cover losses have been executed through a notarial deed dated May 20, 2025.

Following the 2023/2024 season, the football team was promoted to Serie BKT, where the Club competed professionally in the 2024/2025 season.

Lega B revenues are set to increase by approximately 20% due to the application of the Serie B Self-Regulation Code, which grants a higher disbursement of funds to clubs in their second season of the Serie B championship.

Furthermore, as of July 2025, the Company recorded a €2.5 million gain from the permanent transfer of a player (Andrea Adorante). The team’s achievement of the promotion play-offs last season, combined with its current 7th-place standing in the Serie B table, is expected to facilitate new sponsorships and an increase in matchday ticket sales as well.

In terms of ownership, BRERA HOLDINGS PLC, an Irish company listed on the American NASDAQ, joined the shareholder structure. This began with a minority share acquisition in December 2024, culminating in a 52% majority stake in the common capital as of 20 June 2025. This entry strengthened the Company’s assets through capital increases, share premium, and the contribution of NASDAQ-listed securities, ensuring an adequate inflow of fresh capital to cover current needs and progressively reduce debt.

The shareholders are also committed to providing further capital contributions, if necessary, to support the timely payment of multi-year installment plans related to prior years’ tax and social security contributions, which constitute the Company’s essential total liabilities.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.4 Non-current Liabilities

Non-current liabilities represent obligations of the Company that are not expected to be settled within twelve months from the reporting date. As of 31 December 2024 and 30 June 2024, the balance mainly comprises the long-term portion of the payback plans related to the income taxes, withholding taxes and social contributions as allowed by the Italian regulation.

Amounts in euro	31.12.2024	30.06.2024
Employee benefit obligations	32.046	28.391
Social security and other taxes payable	3.082.986	1.618.364
Loans and Advances	27.462	49.948
Tax liabilities	326.351	840.618
Financial Liabilities - Related Party	1.014.852	340.000
Trade and other payables	249.797	225.122
Provisions	200.000	200.000
Non-current liabilities	4.933.494	3.302.443

4.4.1 Employee benefit obligations (TFR)

This amount of €32.046 and €28.391 as of 31 December 2024 and 30 June 2024, respectively, represents the Trattamento di Fine Rapporto (TFR), which is a statutory severance benefit payable to employees on termination of employment, as required under Italian labour law.

4.4.2 Social security and other taxes payable

This balance of €3.082.986 and €1.618.364 as of 31 December 2024 and 30 June 2024, respectively, includes mainly debts towards social security institutions (National Social Security Institute, INPS, and National Institute for Insurance - INAIL) and revenue agency (Agenzia delle Entrate – ADE), which are subject to payment plans extending beyond 12 months.

Although such liabilities are generally current, they are classified as non-current because of their long-term settlement schedule.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.4.2 Social security and other taxes payable (continued)

Amounts in euro	31.12.2024	30.06.2024
INPS installment	940.071	267
INPS ADR installment 2023 – non-current portion	515.787	556.870
Tax agency notice 2023	362.346	-
ADE installment 760421	336.937	234.837
ADE installment 751007	229.337	242.882
ADE write-off 722884	199.492	233.666
ADE installment 70982	162.949	162.949
Tax agency notice 2024	125.504	—
INAIL seasonal sports 2023/24 – due portion	82.303	82.303
INAIL contributions payable – 2024/2025	78.153	—
Tax agency notice 2022	50.107	—
INPS installment 21 May 2024	—	104.590
Total Non-current Social Security and Other Taxes Payable	3.082.986	1.618.364

4.4.3 Loans and advances (Bank loan)

As of 31 December 2024 and 30 June 2024, the Company’s financial liabilities include a bank loan obtained under a medium-term financing agreement entered on 23 July 2020 for a total amount of €200.000.

The loan bears interest at a floating rate, determined as 6-month Euribor (360-day basis) plus a spread of 5.5%, with semi-annual repricing and instalment payments over a total term of 72 months. The final maturity date of the loan is 31 July 2026.

As of 31 December 2024 and 30 June 2024, non-current loans amount to €27.462 and €49.948, respectively. These balances relate exclusively to the non-current portion of a mortgage loan with BCC Bank. The Bank loan is a term loan with an interest rate of 5.5% (spread) plus variable interest during the year.

The decrease in the non-current portion compared with the prior year reflects the progressive repayment of the loan according to the contractual amortization schedule.

Amounts in euro	31.12.2024	30.06.2024
Loans and advances	27.462	49.948

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.4.4 Tax liabilities

The balance of €326.351 and €840.618 comprises debts towards tax authorities, including IRPEF withholdings on salaries and professionals, VAT (IVA) payables, and other direct and indirect taxes.

Although these are typically classified as current, they are presented as non-current because they are covered by long-term payment agreements with the tax authorities.

Amounts in euro	31.12.2024	30.06.2024
Withholding installments (2021–2022, various)	176.284	199.676
IRAP tax payable	119.690	—
VAT installments (2022, various)	30.377	35.920
TFR tax installment – non-current portion	—	8.657
Tax Authority – severance pay withholding	—	(312)
Inevitable VAT offset – Q3 2023	—	112.326
VAT installment 1st quarter 2023	—	64.449
VAT ADR installment 2021 – non-current portion	—	119.926
VAT irregularity notice Q4 2022 – non-current portion	—	33.405
VAT 2024	—	196.665
VAT April 2023	—	69.906
Total Non-current Tax Liabilities	326.351	840.618

4.4.5 Financial liabilities – (Loans from shareholders – related party)

Financial liabilities as of 31 December 2024 and 30 June 2024 amounting to €1.014.852 and €340.000, respectively. Represents debt towards shareholders (Soci c/finanziamenti postergati ed infruttiferi). These debts do not have established due date, are interest-free, subordinated to bank borrowings and will become payable only subsequent the full payment of all the other creditors.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.4.6 Non-current trade and other payables

As of 31 December 2024 and 30 June 2024, non-current trade and other payables amount to €249.797 and €225.121, respectively. This account mainly includes amounts payable to public bodies such as the Comune (Municipality) for the use of the stadium and to the Lega (League). These balances are long overdue and are being settled on multi-year payment plans, hence classified as non-current in accordance with IAS 1.74.

Amounts in euro	31.12.2024	30.06.2024
Due to Municipality – settlement non-current	239.541	213.655
Debts to other parties	10.256	11.467
Total Non-Current trade and Other Payables	249.797	225.122

4.4.7 Provision for risks and legal disputes

As of 31 December 2024 and 30 June 2024, the Company has recognized a provision for risks and legal disputes of €200.000 mainly related to alleged commissions claimed by certain agents..

4.5 Current Liabilities

Current liabilities represent obligations expected to be settled within twelve months from the reporting date.

Amounts in euro	31.12.2024	30.06.2024
Trade and other payables	3.957.391	1.863.460
Social security and other taxes payable	—	861.863
Deferred liabilities	1.770.521	90.000
Loans and advances	127.965	42.224
Tax liabilities	695.685	144.185
Short-term borrowings	651	78.275
Total Current Liabilities	6.552.213	3.080.007

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.5.1 Trade and other payables

As of 31 December 2024 and 30 June 2024, the current portion of trade and other payables amounted to €3.957.391 and €1.863.460, respectively. This account includes trade payables to suppliers for goods and services received during the period, as well as amounts due to other third parties such as collaborators, multi-year professional football players, and service providers.

As of 31 December 2024 and 30 June 2024, the amount totaling €755.618 and €640.013, respectively, relates specifically to payables to suppliers.

Amounts in euro	(Unaudited) 31.12.2024	30.06.2024
Payables to FIGC for Series B championship participation fees	1.557.936	—
Payables to the league for Serie B player transfers	426.586	—
Advances from customers	14.325	309.800
Credit notes to be issued	—	5.000
Agreements / withholdings for football players	23.985	23.985
EST Fund (solidarity fund)	540	108
Collaborators – remuneration payable account	15.104	21.364
Employees – salaries payable	27.861	26.773
Professional Football players – salaries payable	769.907	692.129
Suppliers	755.618	640.013
Invoices to be received from third-party suppliers	191.529	50.157
Sports agency service payable	174.000	—
Payables to third parties	—	94.131
Total Current Trade and Other Payables	3.957.391	1.863.460

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.5.2 Social security and other taxes payable

As of 31 December 2024 and 30 June 2024, the social security and other taxes payable amounted to nil and €861.863, respectively. The account includes amounts payable to INPS, INAIL and other social security institutions, as well as other minor taxes and contributions, which are expected to be settled within the next 12 months.

Amounts in euro	31.12.2024	30.06.2024
Tax authority – withholdings on self-employed income	—	27.071
Tax authority – withholdings on employee income	—	369.462
INPS installment 19.06.2023	—	2.866
End-of-career indemnity	—	41.272
INPS	—	421.192
Total Social Security and Other Taxes Payable	—	861.863

4.5.3 Deferred liabilities

The amount of €1.770.521 and €90.000 as of 31 December 2024 and 30 June, 3024, respectively, includes accruals and other liabilities for services already received but not yet invoiced as of the reporting date. They are recognized on an accrual basis in line with IAS 1.55 and IAS 37.11.

4.5.4 Loans and advances

As of 31 December 2024 and 30 June 2024, current loans and borrowings amounted to €127.965 and €42.224, respectively. These balances include the current portion of the BCC mortgage, repayable within the next twelve months, and the advances received for web tickets and subscriptions. Details are as follows:

Amounts in euro	31.12.2024	30.06.2024
BCC mortgage – current portion	44.179	42.224
Other loans and advances	83.786	—
Total Loans and Advances	127.965	42.224

The loan is recognized at amortized cost, and the carrying amount approximates its fair value. The Group has been meeting all repayment obligations in accordance with the agreed schedule.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.5.5 Tax liabilities

As of 31 December 2024 and 30 June 2024, Tax liabilities within current liabilities mainly include amounts payable to the tax authorities in relation to income taxes (IRAP), withholding taxes on employees and professionals, and value-added tax (VAT). These balances also include various tax installments and settlements arising from past periods, as well as irregularity notices received from the tax authority.

The main items are:

●	IRAP payable and related installments;

●	Withholding tax installments for employees and consultants, relating to different fiscal months of 2023 to 2024;

●	VAT payables, including annual VAT payable for 2024, periodic VAT installments for 2022 and 2023, and VAT irregularity notices;

●	Other tax installments and settlements, such as TFR tax installments, regional and municipal surtax payable, and VAT ADR settlement plans.

These liabilities are classified as current since they are expected to be settled within 12 months after the reporting date and are recognized at nominal value, which approximates their fair value.

Amounts in euro	31.12.2024	30.06.2024
Withholding installments	385.833	3.352
VAT payable 2023/24	288.772	127.938
TFR tax installment – current portion	19.894	—
Regional surtax payable	1.043	—
Municipal surtax payable	143	—
VAT irregularity notices (Q4 2022 & Q1 2022)	—	20.043
Tax authority – VAT settlement	—	1.100
Tax authority – IRAP	—	(8.248)
Tax Liabilities	695.685	144.185

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

4 Comments on the main components of the Statement of the Financial Position (continued)

4.5.6 Short-term borrowings

As of 31 December 2024 and 30 June 2024, the Group reported negative bank balances totaling €651 and €78.275. These balances primarily relate to current account overdrafts with Cooperative Credit Bank and Banca Popolare di Bari. Overdrafts are repayable on demand and are classified within current liabilities.

Amounts in euro	31.12.2024	30.06.2024
Cooperative Credit Bank	651	78.089
Banca Popolare di Bari	—	186
Total	651	78.275

5. Revenues

All revenue streams are classified as operating revenues in the statement of profit or loss.

Amounts in euro	31.12.2024	31.12.2023
Ticketing	569.584	382.442
Revenue from Contributions	1.604.638	180.084
Revenue from Store	43.362	24.947
Revenue from Television rights	451.000	—
Sponsorships	1.574.607	1.148.060
Other incomes	199.500	69.310
Revenues	4.442.691	1.804.843

5.1 Sponsorships

Sponsorship income amounted to €1.574.607 and €1.148.060 for the six months ended 31 December 2024 and 2023, respectively. Balances relate to commercial agreements with third-party sponsors for brand visibility (clothing, equipment, or other) in exchange for visibility and marketing and communication rights or promotional activities during the football season.

Revenue is recognized over time during the contractual period, in line with the provision of the promotional services, in accordance with IFRS 15.35(b).

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

5. Revenues (continued)

5.2 Sponsorships – Related party

This account pertains to revenues from sponsorship agreements with affiliates of Brera Holdings PLC and are disclosed in accordance with IAS 24 – Related Party Disclosures. These contracts were executed under arm’s length conditions and contributed to the overall sponsorship income. There were no revenue recognized from sponsorship agreements with related parties for the six months ended 31 December 2024 and 2023.

5.3 Ticketing

Ticketing revenues represent income from:

●	Matchday ticket sales for the home and away matches,

●	Season ticket subscription, and

●	Stadium access charges.

Revenue from single-match tickets is recognized at the time the match is played, as this is when the performance obligation is satisfied. Season ticket revenue is recognized on a straight-line basis over the relevant season in accordance with IFRS 15.35(a).

Ticketing revenue, amounting to €569.584 and €382.442 for the six months ended 31 December 2024 and 2023, respectively, reflects income from both season ticket subscriptions and single-match ticket sales during the reporting period.

5.4 Gain on Player Transfer Rights

Revenues were recognized from the transfer of players’ registration rights to other clubs during the reporting year. The gain was recognized at the point when control over the registration rights passed to the acquiring clubs, in line with IFRS 15 – Revenue from Contracts with Customers. No gain has been recognized for the six months ended 31 December 2024 and 2023.

5.5 Revenue from Television Rights

Finance costs are recognized in accordance with IFRS 9 – Financial Instruments and IAS 23 – Borrowing Costs. They include interest and similar charges incurred in connection with bank loans, shareholder loans, credit facilities, and other financial liabilities.

Finance costs are recognized on an accrual basis using the effective interest method and are presented separately from operating expenses. Borrowing costs directly attributable to qualifying assets are capitalized; all others are expensed as incurred.

Television rights revenues amounted to €451.000 and nil for the six months ended 31 December 2024 and 2023 and represent the Group’s share of broadcasting income distributed by the league.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

5. Revenues (continued)

5.6 Revenue from Contributions

This item mainly includes public contributions and institutional funding received to support the activities of the Club, such as:

●	Contributions from the Italian Football Federation (FIGC) or Lega Pro,

●	Government or regional grants linked to sports development or youth programs.

These amounts are recognized as other operating income when there is reasonable assurance that the conditions attached to the contributions are met, in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance. They are presented as revenue in the income statement as they relate to the ordinary activities of the Club.

Contributions received from football institutions and governing bodies totaled €1.604.638 and €180.084 for the six months ended 31 December 2024 and 2023, including solidarity funds and other institutional support mechanisms.

5.7 Revenue from Store

This item includes sales of official merchandise and other products through the Club’s physical and online stores.

Revenue is recognized at the point in time the goods are delivered to the customer, in line with IFRS 15.38, when control of the goods passes to the buyer.

Merchandise sales from the official store and online channels generated revenues of €43.362 and €24.947 for the six months ended 31 December 2024 and 2023, respectively.

5.8 Other Incomes

This item includes various other operating revenues not classified in the categories above, such as:

●	Development bonuses received from other clubs as part of player loan agreements, representing bonuses linked to the sporting use and development of the player during the loan period

●	training compensations and solidarity contributions related to the training of youth players

●	release fees, penalties or contract termination settlements received from other clubs or counterparties

●	Insurance recoveries and other ancillary income

Development bonuses are recognized in accordance with IFRS 15.56–58 when the underlying conditions are satisfied (i.e. when the player has been used and the agreed performance conditions have been met), and when it is highly probable that the amount will not be reversed.

Other revenues amounted to €199.500 and €69.310 for the six months ended 31 December 2024 and 2023 and mainly include ancillary income such as conditional enhancement bonus recovery of expenses, minor services provided, and miscellaneous receipts.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues

Cost of revenues includes all direct costs incurred in generating the Company’s revenues, including costs for sporting activities, players, match operations, and other directly attributable items.

For the six months ended 31 December 2024 and 2023, the cost of revenues amounted to €5.584.258 and €1.467.451, respectively. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Salaries and social security contributions	(4.823.284)	(832.300)
Sports equipment	(254.175)	(342.537)
Transportation costs	(64.543)	(19.298)
Accommodation	(61.671)	(2.000)
Ticketing	(7.972)	(47.018)
Amortization costs	(184.954)	(82.917)
Other cost of revenues	(173.123)	(133.653)
Advertising	(6.188)	—
Operating and administrative expenses	(2.002)	—
Insurance	(6.346)	(7.728)
Total Cost of revenues	(5.584.258)	(1.467.451)

6.1 Ticketing

Ticketing includes direct costs related to the organization and management of home matches, such as ticket printing, ticketing platform fees, and stewarding staff directly related to ticketed events. Recognized in the period in which the match takes place. These total costs relating to ticketing amount to €7.972 and €47.018 for the six months ended 31 December 2024 and 2023. Decrease mainly stems from the fact that during the six months ended 31 December 2023, and during season 2023/2024 the team played the most critical matches at home and was eventually promoted to Serie B at the end of the season, which increased the sales of tickets. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Ticketing and gate services – First team	(7.320)	(47.018)
Ambulance services	(652)	—
Total Ticketing	(7.972)	(47.018)

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues (continued)

6.2 Sports Equipment

Amounts in euro	31.12.2024	31.12.2023
Sports equipment – First team	(250.767)	(342.537)
Field sports equipment	(3.408)	—
Total Sports equipment	(254.175)	(342.537)

Comprises purchases of technical apparel, training gear, match kits, and other materials used by the first team and youth teams. The total costs related to sports equipment amounted to €254.175 for the six months ended 31 December 2024 compared to €342.537 for the six months ended December 31, 2023. The variance mainly reflects the conclusion of prior-year supply contracts and cost efficiencies achieved in the 2023/2024 sporting season.

6.3 Salaries and social security contributions

Amounts in euro	31.12.2024	31.12.2023
Salaries – Registered players (First team)	(4.095.865)	(675.244)
Social security contributions – Players and coaches	(727.419)	(157.056)
Total Salaries and social security contributions	(4.823.284)	(832.300)

These costs primarily include remuneration, bonuses, and contractual obligations owed to registered players and technical staff of the first team, together with the related social security and welfare contributions required under applicable employment and sports regulations.

Expenses are recognized on an accrual basis, in accordance with IAS 19 – Employee Benefits and IFRS 15, reflecting the period during which the players and staff provide their services to the Club.

Salaries and social security contributions amounted to €4.823.284 for the six months ended 31 December 2024 compared to €832.300 for the six months ended 31 December, 2023.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues (continued)

6.4 Accommodation and Transportation

The total costs for the Accommodation and Transportation amounted to €126.214 and €21.298 for the six months ended 31 December 2024 and 2023, respectively.

Details of transportation costs are as follows:

Amounts in euro	31.12.2024	31.12.2023
Travel and transfers	(54.068)	(17.062)
Telephone expenses	(5.849)	(1.665)
Tolls and parking	(2.166)	(571)
Transportation expenses	(369)	—
Employee travel expenses	(1.121)	—
Miscellaneous expenses – Youth sector	(970)	—
Total Transportation costs	(64.543)	(19.298)

These costs mainly include travel and transfer expenses incurred by the first team and staff for away matches, training camps, and other sporting activities, together with related logistical and communication costs such as transportation, tolls, parking, and mobile communication expenses.

The increase compared to the prior year is primarily attributable to the higher number of away matches played during the 2023/2024 football season, as well as expanded youth sector activities and related travel.

Details of accommodation costs are as follows:

Amounts in euro	31.12.2024	31.12.2023
Board/accommodation – Managers match locations	(1.394)	(2.000)
Hotels and restaurants	(58.714)	—
Board/accommodation – Managers and employees	(290)	—
Board/accommodation – Youth sector	(1.273)	—
Total Accomodation	(61.671)	(2.000)

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues (continued)

6.4 Accommodation and Transportation (continued)

These costs mainly include hotel, restaurant, and board expenses incurred for the first team, technical staff, and youth sector in connection with away matches, training camps, and other sporting events. They also cover meal and lodging expenses for managers and employees involved in sporting activities or team travel. The total costs for the Accommodation amounted to €61.671, for the year ended 31 December 2024, and €2.000 for the year ended and 31 December , 2023.

6.5 Insurance

These insurance costs cover insurance premiums related to player injury protection and general team coverage. The increase is reflected in updated coverage terms and higher insured player values. The total costs for the Insurance amounted to €6.346 and €7.728 for the six months ended 31 December 2024 and 2023, respectively. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Team property insurance – First team	(3.400)	(4.768)
Various insurance policies	(2.120)	(2.418)
Bus insurance	(826)	(542)
Total Insurance	(6.346)	(7.728)

6.6 Loan of Players

The loan of players refers to amounts paid for temporary player loan agreements and associated fees during the reporting period. No costs were incurred during the six months ended 31 December 2024 and 2023.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues (continued)

6.7 Other Costs of Revenues

This line includes additional match-related expenses such as medical purchases, consumables, pre-season training camp costs, and other direct costs incurred in connection with football operations. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Training camps	—	(45.967)
Various match organization costs	—	(25.874)
Miscellaneous expenses	(2.752)	(22.515)
Percentages to guest teams – championship matches	—	(12.820)
Flat reimbursements – Registered athletes	(5.000)	(8.050)
Legal, consulting, and financial audit fees	(34.691)	(7.800)
Temporary transfer of players (loans)	—	(7.500)
Purchase of medicines	(287)	(2.580)
Maintenance and repair – facilities	(430)	(450)
Purchase of orthopaedic and health materials	(2.313)	(97)
Purchase of consumables	(1.863)	—
Telematics services	(2.198)	—
Banking fees and commissions	(9.510)	—
Shipping costs	(430)	—
Service provisions	(66.277)	—
International match organization	(884)	—
Travel for Italian Cup matches – First team	(14.275)	—
Stadium services expenses	(1.148)	—
Miscellaneous operating expenses – First team	(10.000)	—
Medical expenses – Players	(2.692)	—
Purchase of assets under €516.46	(3.910)	—
Signage and printing	(7.296)	—
Purchase of maintenance materials	(122)	—
Purchase of water and beverages	(7.045)	—
Total Other cost of revenues	(173.123)	(133.653)

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues (continued)

6.8 Amortization of Multi-year Football Players’ Rights

Represents the systematic amortization of capitalized player registration rights over the contractual period of the players, in accordance with IAS 38 – Intangible Assets. This cost reflects the consumption of the economic benefits embodied in player contracts during the season. The amortization costs related to the Multi-year Professional Football Players’ Registration Rights amounted to €184.954 and €82.917 for the six months ended 31 December 2024 and 2023, respectively. The increase is primarily due to the capitalization of new player registration rights acquired during the 2023/2024 football season, which led to a higher amortization expense during the six months ended 31 December 2024. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Amortization of player registration rights	(184.954)	(82.917)
Amortization of multi-year deferred costs	—	—
Total Amortization costs	(184.954)	(82.917)

6.9 Advertising

Amounts in euro	31.12.2024	31.12.2023
Purchase of advertising materials	(6.188)	—
Total Advertising	(6.188)	—

This line includes purchases of advertising and promotional materials used for marketing initiatives, sponsorship visibility, and merchandising campaigns carried out during the football season.

The advertising costs amount to €6.188 and nil for the six months ended 31 December 2024 and 2023, respectively.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

6. Cost of Revenues (continued)

6.10 Operating and administrative expenses

Amounts in euro	31.12.2024	31.12.2023
Stamp values	(2)	—
Legal disputes – Settlements	(2.000)	—
Total Operating and administrative expenses	(2.002)	—

This category includes general administrative charges such as stamp duties, legal expenses, and settlement costs arising from disputes and other operating matters. The operating and administrative expenses amount to €2.002 and nil for the six months ended 31 December 2024 and 2023, respectively.

7. General and Administrative Expenses

General and administrative expenses represent indirect operating costs incurred in the ordinary course of business to support the overall management and administration of the Company.

All amounts are presented net of VAT and similar indirect taxes.

For the six months ended 31 December 2024 and 2023, general and administrative expenses amounted to €1.888.033 and €495.708, respectively, broken down as follows:

Amounts in euro	31.12.2024	31.12.2023
Salaries and social security contributions	(301.878)	(172.420)
Operating and administrative expenses	(1.404.127)	(279.198)
Rental expenses	(169.389,00)	(33.781)
Provision for expected credit losses	(12.201)	(10.309)
Penalties and fines	(438)	—
Total General and administrative expense	(1.888.033)	(495.708)

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

7. General and Administrative Expenses (continued)

7.1 Salaries and social security contributions

Salaries and social security contributions, amounting to €301.878 and €172.419 for the six months ended 31 December 2024 and 2023, respectively, represent the remuneration of administrative personnel, managers and other non-sporting staff, together with the related social security charges (INPS, INAIL and other applicable contributions). These costs are recognized on an accrual basis over the period of service in accordance with IAS 19 – Employee Benefits. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Salaries – Staff and employees	(88.446)	(69.265)
INAIL contributions	(78.153)	(41.152)
Career-end fund contributions	(105.944)	(30.708)
Social security contributions – Other employees	(26.374)	(18.590)
Disputes with registered players	—	(7.000)
TFR (employee severance) provision – other staff	(2.541)	(5.505)
FONDO EST contribution	(420)	(200)
Total Salaries and social security contributions	(301.878)	(172.420)

7.2 Rental expenses

Rental expenses amounted to €169.389 and €33.781 for the six months ended 31 December 2024 and 2023, respectively. This account relates to the costs for leasing office premises, storage spaces and other facilities used for administrative and organizational purposes. These costs are recognized as operating lease expenses in accordance with IFRS 16, as they relate to short-term or low-value leases that are expensed on a straight-line basis over the lease term.

Amounts in euro	31.12.2024	31.12.2023
Various rentals	(28.897)	(29.774)
Passive rents and leases	(20.280)	(4.007)
League LED rental	(58.000)	—
Field/stadium rentals	(62.212)	—
Total Rental expenses	(169.389)	(33.781)

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

7. General and Administrative Expenses (continued)

7.3 Impairment of receivables

The Company recognized impairment losses on receivables for €12.201 and €10.309 for the six months ended 31 December 2024 and 2023, respectively, which reflect the estimated uncollectible portion of trade and other receivables not directly related to revenue-generating activities. The estimate was made in accordance with IFRS 9 – Financial Instruments, applying the expected credit loss (ECL) model and considering the historical experience of recoverability, the age of the receivables, and other forward-looking information.

7.4 Penalties and fines

Penalties and fines amounted to €438 and nil for the six months ended 31 December 2024 and 2023, respectively, refer mainly to administrative and tax-related penalties imposed by regulatory bodies and tax authorities. These amounts are recognized as expenses in the period in which the obligation arises, in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

7. General and Administrative Expenses (continued)

7.5 Operating and administrative expenses

Operating and administrative expenses amounted to €1.404.127 and €279.198 for the six months ended 31 December 2024 and 2023, respectively. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Extraordinary charges	(453.786)	(97.357)
Technical consultancy	(84.504)	(82.583)
Youth sector competition registration fees	(1.490)	(22.500)
Fees to collaborators	—	(14.920)
Fines – League matches	(17.500)	(14.300)
Board/accommodation for matches and training – First team	(78.894)	(10.683)
Cleaning expenses	(28.754)	(8.613)
Tax debt penalties	(18.836)	(6.774)
Legal expenses	(33.051)	(5.578)
External consultant fees	(12.999)	(4.100)
Costs for sports agent contracts	(174.000)	(4.000)
Fire department services	(10.276)	(2.997)
Various services	(60)	(2.658)
Stationery and printed materials	(1.147)	(779)
Non-deductible costs	(506)	(348)
Fuel and lubricants	(587)	(324)
Social security debt penalties	(20.538)	(304)
Fines and penalties	(396)	(200)
Stamp duty	(169)	(102)
Representation expense	(1.018)	(78)
Passive rounding differences	(19)	—
Rounding differences – EURO	(12)	—

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

7. General and Administrative Expenses (continued)

7.5 Operating and administrative expenses (continued)

Amounts in euro	31.12.2024	31.12.2023
Cup taxes	(25.886)	—
Serie B parachute payment	(73.529)	—
Third-party garnishments	(77.828)	—
SIAE rights	(222)	—
First team league registration fees	(115.000)	—
Miscellaneous reimbursements	(550)	—
Enhancement-related charges	(13.500)	—
Appeal and complaint fees – FIGC and League	(620)	—
Newspapers and magazines	(450)	—
Administrative fees – Associations	(600)	—
Fines – Italian Cup matches	(2.000)	—
Solidarity contributions	(11.101)	—
Vehicle services	(1.355)	—
Advertising and promotion	(320)	—
Software services	(10.017)	—
Services on match-day revenues	(1.255)	—
Services on subscription revenues	(54.029)	—
Pitch and stadium maintenance	(17.256)	—
Screen printing work	(18.781)	—
Specific training expenses	(8.000)	—
Steward service	(26.680)	—
Security services	(6.361)	—
Gas, methane, and water	(235)	—
Discounts granted	(10)	—
Total Operating and Administrative expenses	(1.404.127)	(279.198)

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

7. General and Administrative Expenses (continued)

7.5 Operating and administrative expenses (continued)

This category includes general operating, administrative, and service-related expenses incurred in the ordinary course of business to support football and corporate activities.

The main components relate to:

●	Extraordinary charges and legal expenses connected with ongoing disputes and settlements;

●	Technical and consultancy fees, including external professional services provided to the Club;

●	Sports agent contracts, representing commissions and service fees related to player transfers and contract renewals;

●	League registration fees, cup taxes, and security/steward services, required for participation in official competitions and match organization;

●	Maintenance and cleaning costs related to the stadium and training facilities;

●	Fines, penalties, and other administrative charges payable to sports institutions and tax authorities.

The significant increase in 2024 compared to 2023 is mainly attributable to:

●	The recognition of extraordinary charges and settlements related to prior sporting seasons;

●	The increase in professional and agent fees linked to player transfer activity;

●	Higher operating costs resulting from the Club’s participation in a higher-tier championship, leading to expanded infrastructure, security, and organizational requirements.

Operating and administrative expenses are recognized on an accrual basis, in accordance with IAS 1 – Presentation of Financial Statements and IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, reflecting the period in which the underlying services and obligations arise.

8. Depreciation and Amortization

Amounts in euro	31.12.2024	31.12.2023
Depreciation costs	(4.558)	(3.489)
Amortization on Intangible assets	(1.459)	(2.237)
Depreciation and Amortization	(6.017)	(5.726)

Depreciation and amortization expenses presented in the general and administrative expenses for the six months ended 31 December 2024 amounted to €6.017 of which €4.558 relates to depreciation of property, plant and equipment and €1.459 relates to the amortization of intangible assets.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

8. Depreciation and Amortization (continued)

Depreciation and amortization expenses presented in the general and administrative expenses for the six months ended 31 December 2023 amounted to €5.726 of which €3.489 relates to depreciation of property, plant and equipment and €2.237 relates to the amortization of intangible assets

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets in accordance with IAS 16 – Property, Plant and Equipment. The main asset categories subject to depreciation include office equipment, furniture, and vehicles used by the Company for its operations. The depreciable amount is determined in net of residual value, and the depreciation rates are reviewed annually to ensure consistency with the remaining useful lives of the assets. For the six months ended 30 December 2024 and 2023, the total depreciation expense amounted to €190.971 and €88.643, respectively. Depreciation expense recorded as cost of revenues in the statement of comprehensive income (loss) for the six months ended 30 December 31, 2024 and 2023 amounted to €184.954 and €82.917, respectively. (see Note 6.8)

9. Finance Costs

Finance costs for the six months ended 31 December 2024 and 2023 amounted to €43.562 and €33.950, respectively. The account refers mainly to interest expenses on loans, bank borrowings, and tax payment plans, as well as late payment interest arising from outstanding fiscal obligations and financial liabilities. Details are as follows:

Amounts in euro	31.12.2024	31.12.2023
Late payment interest – tax compliance	(82)	(1.307)
Tax/Contribution installment interests	(33.499)	(24.896)
Late payment interest	(3.895)	(216)
Interest on bank debts	(2.190)	(1.764)
Interest expenses – Loans	(3.896)	(5.767)
Finance costs	(43.562)	(33.950)

These amounts are recognized as expenses in the period in which they are incurred, in accordance with IFRS 9 – Financial Instruments and IAS 23 – Borrowing Costs, except for any borrowing costs directly attributable to qualifying assets, which are capitalized.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

10. Other Incomes

Amounts in euro	31.12.2024	31.12.2023
Waiver of emolumnets	472.797	—
Other sundry gains and capital gains	—	179.589
Other income	358.115	51.344
Total Other Income	830.912	230.933

Other income amounted to €830.912 and €230.933 for the six months ended 31 December 2024 and 2023, respectively. This caption includes miscellaneous operating income that does not derive from the Company’s primary revenue-generating activities, such as recoveries, reimbursements, waivers of emoluments, miscellaneous operating income, and minor non-recurring income items recognized during the year.

11. Provision for Income Taxes

For the six months ended 31 December 2024 and 2023, the Company recognized a provision for income taxes amounting to nil and €13.355, respectively.

This balance represents the estimated current income tax liability for the fiscal year, calculated on the basis of taxable income in accordance with prevailing tax regulations. The provision reflects management’s best estimate of the tax obligation as of the reporting date and will be settled in the following financial year.

Under Italian GAAP (OIC), the Company recognized income taxes in accordance with the domestic tax legislation, including IRES (Imposta sul Reddito delle Società) at 24% and IRAP (Imposta Regionale sulle Attività Produttive) at 4.97%.

For the six months ended 31 December 2024, the Company reported a fiscal loss, and consequently, no current IRES or IRAP charge was recognized in the OIC financial statements. Accordingly, no tax provision was required under IFRS for the same period.

In accordance with IAS 12 – Income Taxes, the Company reviewed the tax treatment upon transition to IFRS.

The income tax provision of €13.355 recognized during the six months ended December 31, 2023 represents a current income tax payable and has therefore been reclassified under “Provision for Income Taxes” in the IFRS financial statements.

Furthermore, no deferred tax assets or liabilities have been recognized as of 31 December 2024, as there are no temporary differences between the carrying amounts of assets and liabilities in the IFRS financial statements and their corresponding tax bases.

No uncertain tax positions were identified in accordance with IFRIC 23 – Uncertainty over Income Tax Treatments.

Accordingly, the adjustment under IFRS consists solely in the reclassification of the 2023 income tax provision (€13.355) from OIC income taxes to “Provision for Income Taxes” under IFRS presentation, with no impact on equity or profit (loss) for the year.

Notes to the Financial Statements
As of 31 December 2024 (Unaudited) and 30 June 2024
and For the Six Months Ended 31 December 2024 and 2023 (Unaudited)

12. Management Responsibility Statement

The Board of Directors hereby declares that, to the best of its knowledge, the Financial Statements as of 31 December 2024, consisting of the Statement of Financial Position, Statement of Profit or Loss and Other Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows, and the accompanying Notes, have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union, and give a true and fair view of the financial position, financial performance, and cash flows of the Company.

The Board of Directors further confirms that the Management Report (where applicable) provides a fair review of the development and performance of the Company’s business and of its position, together with a description of the principal risks and uncertainties to which they are exposed.

The Directors also acknowledge their responsibility for:

●	The design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements free from material misstatement, whether due to fraud or error.

●	The selection and application of appropriate accounting policies.

●	The making of reasonable and prudent estimates.